

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Stephen Silvestro
Chief Executive Officer
OptimizeRx Corp
260 Charles Street, Suite 302
Waltham, MA 02453

> **Re: OptimizeRx Corp**
> **Registration Statement on Form S-3**
> **Filed March 28, 2025**
> **File No. 333-286224**

Dear Stephen Silvestro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Melissa Murawsky